Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093
(847) 646-2000

VIA EDGAR AND EMAIL
August 20, 2014
Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Kraft Foods Group, Inc.
Form 10-K for the Fiscal Year ended December 28, 2013
Filed February 21, 2014
File No. 001-35491

Dear Mr. Hiller:
Thank you for your letter, dated August 11, 2014 (the “Comment Letter”), regarding the comments of the staff of the Securities and Exchange Commission (the “Staff”) on Kraft Foods Group, Inc.’s (“Kraft” or the “Company”) Form 10-K for the fiscal year ended December 28, 2013 (the “Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For ease of reference, the text of each numbered comment is reproduced in italics immediately preceding our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 19
1. We understand from your March 17, 2014 presentation to the CAGE Conference (i.e., slides 18 through 36), which is posted on your website and attached as an exhibit to the Form 8-K you filed March 17, 2014, that you are undertaking various strategic changes in your "playbook" aimed at profitable growth and cost management in response to various "megatrends" that are "changing the game" with regard to consumers, customers, and communications. However, we do not see any related discussion in your MD&A. As you may know, Item 303(a)(3)(i) and (ii) of Regulation S-K requires disclosures of significant economic changes, also known trends and uncertainties that you reasonably expect will have a material impact on revenues or net income. Please expand your disclosures in MD&A to address such trends and your initiatives.

Response:
The Company notes the Staff’s comment and has considered the requirements of Item 303 of Regulation S-K and related interpretations. The items highlighted by the Staff in slides 18-36 of the Company’s presentation at the CAGE Conference (the “CAGE Slides”) relate to shifts in consumer preferences and demographic information that management views as potential opportunities to address in its “playbook,” including marketing and product development and cost management initiatives. In management’s view, shifts in consumer preferences and demographic information are normal and ongoing occurrences in the food and beverage industry, and the shifts highlighted in the CAGE Slides have not had a material impact on Kraft’s net sales or revenues, income from continuing operations, or liquidity. Further, the natural evolution of Kraft’s “playbook” described in the CAGE Slides does not represent a material change in Kraft’s strategy or other operations necessary to an understanding of Kraft’s results of operations or financial condition.

Management recognizes the importance of keeping ahead of evolving shifts in consumer preferences and will continue to monitor if any such shifts ultimately do have, or are expected to have, a material impact on Kraft’s results of operations or financial condition for which disclosure would be appropriate under Item 303(a)(3) of Regulation S-K. At present, management believes that the most appropriate disclosure on the potential effects of these types of ongoing shifts in consumer preferences is the existing risk factor disclosure on page 10 of the Form 10-K:

“Consumer preferences for food and beverage products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease, which could materially and adversely affect our product sales, financial condition, and operating results. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied consumer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and operating results.”

Our risk factor disclosures also address the potential material risks related to a changing landscape in the food and beverage industry, including the competitive forces such as effectiveness of marketing and distribution, promotional activity and consumer preferences. These disclosures also highlight that our growth may depend on our successful development, introduction and marketing of innovative products as well as our ability to adapt to a rapidly changing media environment. Please see pages 9 - 11 of the Form 10-K.

As noted, Kraft will continue to monitor if any trend or event has, or is expected to have, a material impact on Kraft’s results of operations or financial condition for which disclosure would be appropriate under Item 303(a)(3) of Regulation S-K. However, for the reasons stated above, the Company respectfully submits that it does not believe revisions to its MD&A in response to the Staff’s first comment are necessary or appropriate at this time.
Financial Statements - Note 15 - Segment Reporting, page 75
2. We note that you have not provided disclosure pursuant to FASB ASC 280-10-50-40, having the requirement to separately report revenues for each product or each group of similar products, incremental to the details included in your disclosures about segments. However, disclosures in your MD&A and elsewhere indicate that various products within your reportable segments may exhibit dissimilar characteristics. For example: you indicate that (i) pricing for coffee and ready-to-drink beverages is driven by different commodities and other dissimilar factors, as set forth on page 25, (ii) pricing and demand for bacon, cold cuts and meat alternatives in Refrigerated Meals, and for ready-to-eat desserts and dinners in Meals & Desserts, is driven by different factors, as set forth on pages 27 and 28, and (iii) demand for natural and processed cheeses is driven by dissimilar consumer trends, as set forth in slide 20 of your March 17, 2014 presentation. Please address the characteristics inherent in the examples and explain how you determined that further disaggregated disclosure of revenues was unnecessary.
Response:
The Company notes the Staff’s comment and has considered the requirements of ASC 280-10-50-40 to disclose “revenues from external customers for each product and service or each group of similar products and services.”
The factors highlighted by the Staff in examples (i) and (ii) of the comment are largely focused on the commodity fluctuation and related pricing actions that occurred during 2013. As discussed in the Form 10-K on pages 3-4 “Raw Materials and Packaging,” and further explained in a risk factor on page 11, we use large quantities of commodities across our business, prices of our raw materials can be expected to fluctuate, and we “…actively monitor any changes to commodity costs so that we can mitigate the effect through pricing and other operational measures.” When the commodities included in one product experience higher or lower costs, that change may impact our pricing, revenue and results for that particular point in time.
The Company respectfully submits that, while differences in commodity pricing of certain products may affect any given period, over time the products do not demonstrate dissimilar characteristics due to this activity.
With respect to the Staff’s example (iii) of the comment, that “the demand for natural and processed cheeses is driven by dissimilar consumer trends, as set forth in slide 20 of your March 17, 2014 presentation,” the Company respectfully submits that slide 20 refers to the evolving preferences of certain consumers for “less processed” versions of all food products, not solely with respect to cheese or any other individual product category. The Company does not believe this evolving preference has an isolated or disproportionate impact on certain products or is relevant for purposes of determining groups of these products for purposes of ASC 280-10-50-40.

Regarding broader information provided on product offerings, Kraft identifies its principal products and brands on page 2 of the Form 10-K, as well as in a table on page 3 of the Form 10-K which shows each product category that contributed 10% or more to Kraft’s consolidated net revenues for any of the prior three fiscal years. This disclosure aggregates product categories across all segments (e.g., by allocating the various products of the Canadian segment to product categories) in accordance with Item 101(c)(1)(i) of Regulation S-K. Management notes that the product categories presented total more than 75% of Kraft’s consolidated net revenues for each of those fiscal years. Management chose not to repeat this disclosure in the notes to the consolidated financial statements so as to eliminate redundancy in the Form 10-K. However, upon further review, the Company will disclose consolidated net revenues by product category in the “Segment Reporting” note to the consolidated financial statements in future Form 10-K filings.
* * *
In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the staff require any additional information, please contact the undersigned or Melinda Whittington, Vice President, Corporate Controller, at (847) 646-2000.

Sincerely,
/s/ Teri List-Stoll
Teri List-Stoll
Executive Vice President and Chief Financial Officer

cc:    Melinda Whittington

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